Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Entity	Jurisdiction of Org

AssetMark Financial, Inc.	Arizona
AssetMark, Inc.	California
AssetMark Trust Company	Arizona
AssetMark Retirement Services, Inc.	Pennsylvania
AssetMark Brokerage, LLC	Delaware
Global Financial Private Capital, Inc.	Florida
Global Financial Advisory, LLC	Delaware